UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On March 1, 2023, Nayax Ltd. posted on its website a corporate presentation titled "Nayax Q4 and FY 2022 Earnings Presentation". A copy of the corporate presentation is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Corporate Presentation titled "Nayax Q4 and FY 2022 Earnings Presentation", dated March 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Compliance Officer

Date: March 1, 2023